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April 8, 2025

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attn:	Ms. Lisa Larkin

Ms. Megan Miller

Re:	Cornerstone Total Return Fund, Inc. Registration Statement on Form N-2 File Numbers: 333-285143 and 811-02363

Dear Ms. Lisa Larkin & Ms. Megan Miller:

On behalf of Cornerstone Total Return Fund, Inc. (the “Fund”), this letter is in response to the comments received telephonically on March 11, 2025 and March 26, 2025 from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Fund’s registration statement filed on Form N-2 on February 21, 2025 (the “Registration Statement”) under the Securities Act of 1933 as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). The filing was made for the purpose of registering non-transferable rights (“Rights”) to be issued to shareholders of the Fund to purchase new shares of the Fund (“Shares”). We have set forth below, in bold face type, the text of the comment, followed by the Fund’s responses. Where revisions to the Registration Statement (including the prospectus and statement of information contained therein) are referenced in the Fund’s response, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement, filed concurrently herewith.

1.	Please explain in correspondence the accounting treatment of the offering costs. Include a reference to US GAAP in your response.

Response: The Fund advises the Staff, on a supplemental basis, that pursuant to FASB ASC 946-20-25-5, the Fund will record the expenses in connection with the rights offering as a reduction of additional paid-in capital upon the sale of the shares in the rights offering.

April 8, 2025

2.	Please add an example showing the extent of the dilutive effect of the offering when the Subscription Price is below the net asset value (NAV) on the pricing date.

Response: The Fund respectfully advises that the offering will not be dilutive to NAV, as the formula used to calculate the Subscription Price provides that the Subscription Price will be at least 112% of the NAV on the pricing date. Including an example with an estimated Subscription Price below NAV would be misleading because it is impossible for the Subscription Price to be below NAV based on the Subscription Price calculation. As such, the Fund declines to add the requested example.

3.	Supplementally advise the factors considered in setting the amount of the premium to NAV and the discount to market price when determining the subscription price calculation.

Response: The Fund supplementally advises that the predominant factor considered when determining the Subscription Price calculation is the premium at which the Fund’s shares trade to NAV at the time the calculation is determined.

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5205.

Sincerely,

/s/ Margaret M. Murphy Margaret M. Murphy